SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)


                    Santa Anita Realty Enterprises, Inc.
                       Santa Anita Operating Company

                              (Name of Issuer)


                                Common Stock
                                ------------
                     (Titles of Classes of Securities)


                                 801209206
                                 801212101
                              ---------------
                              (CUSIP Numbers)


                             W. Edward Scheetz
                   c/o Apollo Real Estate Advisors, L.P.
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 261-4000
               ---------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              With a copy to:

                           Patrick J. Foye, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                             New York, NY 10022
                         Telephone: (212) 735-2274


                               March 17, 1997
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


            If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ]

            Check the following box if a fee is being paid with the statement: [ ]



                                 SCHEDULE 13D

CUSIP NO.
          -----------------

---------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
---------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                 (b) |_|
---------------------------------------------------------------------------
3      SEC USE ONLY

---------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF
---------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                          |_|
---------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
---------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF              0
        SHARES          ---------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
       OWNED BY              989,900
         EACH           ---------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
        PERSON               0
         WITH           ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             989,900
---------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900
---------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                       |_|
---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating
---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
---------------------------------------------------------------------------



                                 SCHEDULE 13D

CUSIP NO.
          -----------------

---------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE ADVISORS II, L.P.
---------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                 (b) |_|
---------------------------------------------------------------------------
3      SEC USE ONLY

---------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC, OO
---------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                          |_|
---------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
---------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF              0
        SHARES          ---------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
       OWNED BY              989,900
         EACH           ---------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
        PERSON               0
         WITH           ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             989,900
---------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900
---------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                         |_|
---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating
---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
---------------------------------------------------------------------------



                                 SCHEDULE 13D

CUSIP NO.
          -----------------

---------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KOLL ARCADIA INVESTORS, LLC
---------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                  (b) |_|
---------------------------------------------------------------------------
3      SEC USE ONLY

---------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF
---------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                          |_|
---------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
---------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF              0
        SHARES          ---------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
       OWNED BY              989,900
         EACH           ---------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
        PERSON               0
         WITH           ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             989,900
---------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900
---------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                        |_|
---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating
---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
---------------------------------------------------------------------------



                                 SCHEDULE 13D

CUSIP NO.
          -----------------

---------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KOLL ARCADIA LLC
---------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                 (b) |_|
---------------------------------------------------------------------------
3      SEC USE ONLY

---------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC
---------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           |_|
---------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
---------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF              0
        SHARES          ---------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
       OWNED BY              989,900
         EACH           ---------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
        PERSON               0
         WITH           ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             989,900
---------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900
---------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                      |_|
---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating
---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
---------------------------------------------------------------------------



      This Amendment No. 3 amends and supplements the following Items of the Schedule 13D, as amended (the "Schedule 13D"), of Apollo Real Estate Advisors II, L.P., Apollo Real Estate Investment Fund II, L.P., Koll Arcadia Investors, LLC and Koll Arcadia LLC filed on October 24, 1996 with the Securities and Exchange Commission with respect to the Paired Common Stock of Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.


Item 4. Purpose of Transaction.

           Item 4 is hereby amended to include the following:

           On March 17, 1997, KAI and Colony Capital, Inc. ("Colony") each submitted a formal proposal to recapitalize the Companies (the "Recapitalization"), providing up to $27 per Paired Share in cash to the Companies' stockholders. The proposals of KAI and Colony are separate and independent, and the obligations of KAI and Colony in connection with the proposed Recapitalization are independent obligations and therefore not conditioned on each other. Neither KAI nor Colony have authorized the other to act as its agent and they are not intending to create any agency, partnership or similar relationship between them prior to the consummation of the Recapitalization. KAI's and Colony's offers to consummate the Recapitalization will only remain open through March 28, 1997. Principal terms of proposed Recapitalization include:

           RECAPITALIZATION CONSIDERATION. In the Recapitalization, the Companies would (i) pay a special cash dividend of $11 per Paired Share to all current shareholders (the "$11 Special Dividend") and (ii) commence a self-tender offer to purchase up to 5,600,000 Paired Shares (the "Self Tender") in which current stockholders of the Companies would have the option, in addition to payment of the $11 Special Dividend, to (x) retain their existing Paired Shares, (y) receive $16 in cash per Paired Share or
(z) receive per Paired Share an additional $11 in cash together with one warrant to purchase one Paired Share at $16.25 per Paired Share for a five year period (the "Warrant"). None of KAI, Colony nor any of their affiliates intends to tender any Paired Shares in the Self Tender. In the Recapitalization, KAI and Colony would cause the Companies to distribute up to an aggregate of $232 million to stockholders of the Companies.

           TRANSACTION STRUCTURE. In connection with the Transaction, two newly formed limited liability companies will be formed by causing (i) Realty to contribute substantially all of its properties and assets, subject to substantially all of its liabilities, to a newly formed limited liability company (the "Realty LLC"), and (ii) Operating and its subsidiaries to contribute substantially all of their properties and operating assets, subject to substantially all of their liabilities, to another limited liability company (the "Operating LLC" and together with Realty LLC, the "LLCs"). In exchange for contributing their assets to the LLCs, the Companies shall receive the number of LLC units equal to the current number of outstanding Paired Shares. Such LLC units would not be publicly traded but would be subject to the same pairing restrictions as the Paired Shares. Substantially all future business activities of the Companies will be conducted through the LLCs as the operating entities.

           TRANSACTION EQUITY FINANCING. To consummate the Recapitalization, subsequent to the payment of the $11 Special Dividend,
(i) KAI would purchase 3,900,000 units of the LLCs (the "LLC Units") at a price equal to $11 per LLC Units, or $42.9 million in the aggregate, and
(ii) Colony would purchase 2,600,000 Units, or $28.6 million in the aggregate. The LLC Units would be exchangeable on a one-for-one basis into Paired Shares, subject to REIT ownership limitations.

           In addition, (i) KAI would purchase 2,076,923 convertible preferred LLC units or shares of convertible preferred stock (the "Preferred LLC Units") at $13 per Unit, or $27 million in the aggregate, and (ii) Colony would purchase 1,384,615 Preferred LLC Units at $13 per Unit, or $18 million in the aggregate. Distributions on the Preferred LLC Units would accrue at 12% per annum for three years and then become payable on a current basis. The Preferred LLC Units would be convertible by the holder into Paired Shares at $13 per share (a conversion ratio of one-to-one) and will be convertible (at a conversion ratio of one-for-one) at the Companies' option on or after the third anniversary of the issuance date.

           DEBT FINANCING. A nationally recognized financial institution has indicated its interest in loaning up to $135 million to Realty LLC. Such amount will consist of (i) a four year loan of $95 million, with interest floating monthly at a premium over one-month LIBOR, secured by, among other things, a first mortgage lien on the Santa Anita racetrack, improvements (the "Racetrack") and surrounding land (the "Excess Land"); and (ii) a two year loan of up to $40 million, with interest floating monthly at a premium over one-month LIBOR, secured by, among other things, 100% of the proceeds from sales of certain non-core assets of the Company, excluding the Racetrack and Excess Land. Realty would guarantee such loans.

           STAND-BY PURCHASE. Pursuant to the terms of a letter agreement, dated as of January 28, 1997 (the "Letter Agreement"), by and between Gotham Partners, L.P. ("Gotham") and KAI, Gotham has committed to purchase on a stand-by basis up to 5,600,000 Warrants, for $5 per Warrant, or up to $28 million in the aggregate. Pursuant to the terms of the Letter Agreement, Gotham would purchase from the Companies one Warrant for each Paired Share purchased by the Companies pursuant to the $16 all cash election under the Self-Tender. It is not expected that Gotham would tender any Paired Shares into the Self-Tender.

           In addition, KAI and Colony have agreed that upon consummation of the Recapitalization they will offer to sell to Gotham in the aggregate
(i) 181,818 LLC Units at $11 per LLC Unit, or $2 million in the aggregate, and (ii) 230,769 Preferred LLC Units at $13 per Unit, or $3 million in the aggregate.

           GOVERNANCE. Following the completion of the Recapitalization, the Boards of Directors of the Companies would consist of nine persons, of whom three would be representatives of KAI, three would be representatives of Colony and three would be independent directors (one of whom is expected to be a representative of Gotham). The LLCs will each have a Board of Member Repre- sentatives which will replicate the composition of the Boards of the Companies. In addition, upon consummation of the Recapitalization, the Companies will appoint certain new executive officers.

           On March 14, 1997, AREIF II entered into a letter agreement with Colony in connection with the Recapitalization relating to, among other matters, corporate governance issues following consummation of the Recapitalization, a standstill agreement prohibiting additional purchases of the securities of the Companies and the allocation of certain fees and expenses.


Item 7. Material to be filed as Exhibits.

           Item 7 is hereby amended and restated in its entirety as follows:

           (1) Letter, dated March 14, 1997, from KAI and Colony to the Companies.

           (2)  Press Release, dated March 17, 1997.



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 17, 1997


                  APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                        By:   Apollo Real Estate Advisors II, L.P.
                              Managing Member

                        By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                              By:  /s/   Michael D. Weiner
                                 ----------------------------------
                              Name:   Michael D. Weiner
                              Title:  Vice President,
                                      Apollo Real Estate Capital
                                         Advisors II, Inc.


                  APOLLO REAL ESTATE ADVISORS II, L.P.

                        By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                              By:  /s/   Michael D. Weiner
                                 -----------------------------------
                              Name:   Michael D. Weiner
                              Title:  Vice President,
                                      Apollo Real Estate Capital
                                        Advisors II, Inc.


                  KOLL ARCADIA INVESTORS, LLC

                        By:   Apollo Arcadia LLC
                              Member

                              By: /s/   Michael D. Weiner
                                 -----------------------------------
                              Name:  Michael D. Weiner


                  KOLL ARCADIA LLC

                              By:  /s/  James C. Watson
                                 -----------------------------------
                              Name:  James C. Watson